Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

July 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson, Sr. Asst. Chief Accountant
Amanda Kim, Staff Accountant
Gabriel Eckstein, Staff Attorney
Evan Jacobson, Staff Attorney

Re:	Blackbaud, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
File No.: 000-50600

Dear Mr. Wilson:

We write this letter on behalf of our client Blackbaud, Inc. (“Blackbaud” or the “Company”) in response to the comments of the Staff of the United States Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 18, 2013. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s discussion and analysis of financial condition and results of operations

Results of operations, page 33

1.	On page 14, you state that as a result of how you recognize revenues, certain increases or decreases in sales in one quarter will not be fully reflected in revenues for the quarter. Please tell us what consideration you gave to including a more detailed discussion and analysis of changes in deferred revenue, or providing other insight into your level of sales activity during the periods presented and the potential future impact on revenues. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

Blackbaud respectfully submits that it has given careful consideration to the level of detail of this disclosure. Blackbaud has historically provided tabular disclosure on the

United States Securities and Exchange Commission

July 19, 2013

composition of deferred revenue in the footnotes to the financial statements. In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2013, Blackbaud will include similar detail of the composition of deferred revenue in MD&A, along with a discussion and analysis of any material changes.

2.	On page F-32, you disclose revenue by segment. Please tell us what consideration you gave to including a more detailed discussion and analysis of material changes by reportable segment during the periods presented. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

Blackbaud respectfully submits that it has given careful consideration to the level of detail of this disclosure. In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2013, Blackbaud will provide in MD&A a discussion and analysis of material changes in revenue by segment. Following is an example of the proposed disclosure.

“Revenue By Segment

The table below compares revenue from our consolidated statement of comprehensive income for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	% Change
ECBU	$165.2	$128.0	$37.2	30.6%
GMBU	203.2	172.0	31.2	18.1%
IBU	40.1	33.8	6.2	18.4%
Target Analytics	37.5	35.7	1.8	0.5%
Other	1.5	1.3	0.2	18.8%

	$447.4	$370.9	$76.5	20.6%

When removing the impact of revenue from acquired companies, revenue increased by 4%, 9% and 4% for ECBU, GMBU and IBU, respectively, in 2012. The growth in revenue for ECBU, GMBU and IBU was primarily attributable to an increase in demand for our online fundraising offerings as well as an increase in transaction fees associated with our payment processing services. The increase in demand for our online fundraising offerings was driven by the ongoing evolution of our product offerings from a license-based to subscription-based model. Additionally, contributing to the growth in ECBU revenue was an increase in sales of our Blackbaud CRM offering to large and/or strategic customers.”

3.	Throughout the filing, you discuss the importance of maintenance and subscriptions renewals. Please tell us what consideration you gave to quantifying your license and maintenance renewal rates for the periods presented, and discussing and analyzing any material changes in renewal rates. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

United States Securities and Exchange Commission

July 19, 2013

Blackbaud respectfully submits that it has given careful consideration to the level of detail of this disclosure. As noted on page 8 of Blackbaud’s Form 10-K for the fiscal year ended December 31, 2012, and in each of the past five years, the Company’s maintenance renewal rate has been more than 95%. Please be supplementally advised that Blackbaud’s maintenance renewal rate as measured by units and dollars did not change materially from 2011 to 2012. In future filings, Blackbaud will add further commentary regarding its maintenance renewal rate to the extent the renewal percentages materially change.

In addition, Blackbaud respectfully submits that it has, in part, grown its subscription-based offering business through acquisitions. During 2012, revenue from acquisitions represented approximately 77% of the Company’s growth in subscription revenue. The manner in which renewals data is captured both pre-acquisition and now in the Company’s financial databases varies both due to the way data is initially recorded and the way in which historical data of acquired companies has been converted in system migrations. Additionally, the varying terms of the Company’s subscription arrangements and the diversity in auto-renewing, upselling and renegotiating renewals results in renewal data that is difficult to effectively compare and analyze. All these factors have made the calculation of an accurate and consistent comparative renewal rate for subscriptions challenging and fundamentally different than renewal rates for maintenance.

Blackbaud is in the process of shifting away from a perpetual license business to a predominantly subscription-based business. This shift was accelerated with the acquisition of Convio, Inc. in 2012. As a result, management is evaluating performance metrics that more closely align with a subscription business and believes other measures are more meaningful in its evaluation of subscription revenue. Management believes performance measures that are consistently used by software-as-a-service, or SaaS, companies such as Monthly Recurring Revenue (MRR) and Churn Rate (Churn) would be more meaningful and useful to investors than a renewal rate in analyzing Blackbaud’s subscription business. The Company is currently in the process of developing the underlying historical financial database to support calculating MRR and Churn in an accurate, consistent and comparative manner, and expects to provide these quantitative disclosures once it has the information available.

For these reasons, the Company uses revenue growth rates to analyze subscription revenue and does not currently disclose quantitative information on subscription renewals.

United States Securities and Exchange Commission

July 19, 2013

Comparison of the years ended December 31, 2012 and 2011

Operating results

Maintenance, page 36

4.	Given the importance of renewals to your maintenance revenues, please tell us what consideration you gave to separately disclosing the quantitative impact of “increases in contracts with existing customers” in (i) and “reductions in contracts with existing customers” in (iii). In addition, please tell us why you do not include similar quantitative disclosure in your discussion of subscriptions revenues. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

Blackbaud respectfully submits that it has given careful consideration to the level of detail of this disclosure. Blackbaud has historically provided the quantitative impact to maintenance revenue of new and existing customers in the aggregate to provide the reader what it believes is material summary level information. Management believes the analysis it provides allows investors to adequately understand the overall impact to revenue of both growth in revenue and reductions in revenue during the period. Management does not believe that a further, disaggregated analysis separately disclosing the quantitative impact of existing customers would provide investors more material disclosure.

As explained in our response to comment 3 above, the Company does not analyze subscription revenue on the same quantitative basis as maintenance revenue and is in the process of developing the underlying data to support disclosure of MRR and Churn for its subscription business.

Blackbaud respectfully submits that it provides an analysis of maintenance and subscriptions revenue that is consistent with the analysis used by management. Therefore, Blackbaud believes it provides investors with full and appropriate disclosure in this area.

Non-GAAP income from operations, page 38

5.	Your use of non-GAAP measures excludes a number of recurring items related to your business combinations for each of the years ended December 31, 2012 and 2011. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear broad considering certain excluded items would appear to be recurring and integral to your business. For example, it is unclear why acquisition-related expenses are not relevant to investors considering the number and materiality of acquisitions over the past several years which you disclose as essential to the Company’s growth and performance. For example, on page 33 you disclose that you acquire companies that provide you with strategic opportunities to expand your share of the nonprofit market. In this regard, we believe you should further enhance your disclosures in future filings to comply with Item 10(e)(1)(i)(C) and (D) and (ii) (B) of Regulation S-K explaining more fully why certain acquisition related items should not be considered in assessing your performance.

United States Securities and Exchange Commission

July 19, 2013

In future filings, Blackbaud will expand its disclosure regarding non-GAAP measures to include the following:

“The operating results analyzed below are presented on a non-GAAP basis. We use non-GAAP income from operations internally in analyzing our operational performance. We exclude the impact of stock-based compensation expense, amortization expense, acquisition-related expenses, impairment of cost method investment and gain on sale of assets in determining non-GAAP operating income. We exclude these cash and non-cash expenses from non-GAAP income because they are not directly related to our operating performance in any particular period, but are for our long-term benefit over multiple periods. We believe that this non-GAAP measure reflects our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.”

Item 9A. Controls and procedures, page 53

6.	On page F-2, your independent registered public accounting firm refers to “Management’s Report on Internal Control over Financial Reporting,” which you do not appear to have included in the filing. Please file an amended Form 10-K that includes management’s annual report on internal control over financial reporting. See Item 308(a) of Regulation S-K, and for guidance, refer to Question 3 of the Staff’s Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Blackbaud has amended its Form 10-K for the year ended December 31, 2012 by filing a Form 10-K/A with the Commission on June 21, 2013 and replacing “Item 9A. Controls and Procedures” in its entirety. Amended Item 9A includes a report of management on its internal control over financial reporting with all the disclosures required by Item 308(a) of Regulation S-K.

*    *    *    *    *    *     *

As requested, please be advised that Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 19, 2013

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon, President, Chief Executive Officer

Anthony W. Boor, Chief Financial Officer

Jon W. Olson, Vice President and General Counsel